838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 22-445 January 13, 2022

Platinum Group Metals Ltd. Reports First Quarter Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") reports the Company's financial results for the three months ended November 30, 2021 and provides a summary of recent events and outlook.  The Company is focussed on advancing the palladium dominant Waterberg Project located on the Northern Limb of the Bushveld Complex in South Africa (the "Waterberg Project").  The Waterberg Project is planned as a fully mechanised, shallow, decline access palladium, platinum, gold and rhodium ("4E") mine and is projected to be one of the largest and lowest cost underground platinum group metals ("PGM" or "PGMs") mines globally.

The Company's near-term objectives are to advance the Waterberg Project to a development and construction decision and complete construction funding and concentrate offtake arrangements.  The Company is also advancing an initiative through Lion Battery Technologies Inc. ("Lion") using platinum and palladium in lithium battery technology in collaboration with Anglo American Platinum Limited ("Anglo") and Florida International University ("FIU").  Lion is focussed on securing further patents for technologies developed through its ongoing research and development.

For details of the condensed consolidated interim financial statements for the three months ended November 30, 2021 (the "Financial Statements") and Management's Discussion and Analysis for the three months ended November 30, 2021 please see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  Shareholders are encouraged to visit the Company's website at www.platinumgroupmetals.net.  Shareholders may receive a hard copy of the complete Financial Statements from the Company free of charge upon request.

All amounts herein are reported in United States dollars unless otherwise specified.  The Company holds cash in Canadian dollars, United States dollars and South African Rand.  Changes in exchange rates may create variances in the cash holdings or results reported.

Recent Events

On October 14, 2021, the Company reported completion of a geotechnical drilling campaign at the Waterberg Project.  The campaign consisted of 46 boreholes drilled along the planned centerline of two sets of twin declines and box-cut positions.  A total of 5,966 metres of drill core were recovered and a total of 2,696 metres of core were geotechnically logged from within the zone of interest.  Downhole geophysical surveys were conducted. Core samples of all the major geotechnical units encountered were collected and subjected to laboratory testing. Geotechnical qualified persons monitoring the drill programme determined that in general, the rock mass encountered along both decline routes is competent and can support the planned excavations with no major problem areas expected.

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On July 6, 2021, Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") completed the registration of the Waterberg Mining Right at the Minerals and Petroleum Titles Registration Office. The Waterberg Mining Right was notarially executed by the Department of Mineral Resources and Energy ("DMRE") on April 13, 2021 and remains active.

On June 15, 2021, the U.S. Patent and Trademark Office issued Patent No. US 11,038,160 B2 entitled "Battery Cathodes for Improved Stability" to FIU.  The patent covers a preparation method using PGM catalysts in carbon materials for use as cathodes with increased emphasis on Lithium Sulphur Batteries. The patent broadens protection for Patent No. US 10,734,636 B2 issued to FIU on August 4, 2020, covering the composition of carbon cathodes containing PGMs.  Under a sponsored research agreement, the Company's subsidiary Lion has exclusive rights to such battery technology being developed by FIU, including patents granted.  Lion was jointly formed in 2019 by Platinum Group and Anglo to accelerate the development of next-generation battery technology using platinum and palladium.

On and following March 5, 2021, three notices of appeal were filed by individual appellants against the January 28, 2021 granting of the Waterberg Mining Right.  Counsel acting for one group filed an application for an order in the High Court of South Africa to review and set aside the decision by the Minister of the Department of Forestry, Fisheries, and the Environment to refuse condonation for the late filing of that group's appeal against the grant of an Environmental Authorization for the Waterberg Mine in November 2020.  Waterberg JV Co. filed formal rebuttals to each action.  On July 30, 2021, a group located near planned surface infrastructure filed an urgent interdict application.  Waterberg JV Co. promptly filed an answering affidavit denying urgency and arguing that the application is without merit.  The applicants did not respond and were obliged to remove their application from the urgent court roll.  Host community Ketting has applied to join as an interested party to the application and another host community submitted a confirmatory affidavit, both communities being in support of the Waterberg Mine.  Dates for court hearings or the settlement of appeals are uncertain or may never occur.

On February 5, 2021, the Company entered into an Equity Distribution Agreement with BMO Capital Markets Corp. ("BMO") to sell its common shares from time to time for up to $50.0 million in aggregate sales proceeds in "at-the-market" transactions (the "2021 ATM").  As of November 30, 2021, the Company had sold 7,070,580 common shares at an average price of US$3.24 per share pursuant to the 2021 ATM for net proceeds of $21.6 million, after share issuance costs of $1.3 million.  No offers or sales of common shares were made in Canada, to anyone known to be a resident of Canada or on or through the facilities of the Toronto Stock Exchange (the "TSX") or other trading markets in Canada.

On January 28, 2021, the DMRE granted Waterberg JV Co. the Waterberg Mining Right.  The Waterberg Mining Right was notarially executed by the DMR on April 13, 2021 and was then registered at the Mineral and Petroleum Titles Registration Office on July 6, 2021.

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Results For The Three Months Ended November 30, 2021

During the three months ended November 30, 2021, the Company incurred a net loss of $3.32 million (November 30, 2020 - $2.56 million).  In the current period, general and administrative expenses were $1.3 million (November 30, 2020 - $0.8 million) with the increase primarily due to legal fees for the Africa Wide trial, which took place during October, 2021. For more information about the Africa Wide trial, see Note 9 of the Financial Statements.  Share based compensation was $0.7 million (November 30, 2020 - $0.4 million) with the increase due to a higher fair value of stock options vesting during the current period at a higher share price.  Interest expense of $1.0 million (November 30, 2020 - $1.3 million) was lower due to the reduction in debt during the current period.  The currency translation adjustment recognized in the period was a loss of $3.7 million (November 30, 2020 - $3.2 million gain) with the variance due to the Rand decreasing in value relative to the U.S. Dollar during the current period.

At November 30, 2021, finance income consisting of interest earned and property rental fees in the period amounted to $25 thousand (November 30, 2020 - $24 thousand).  Loss per share for the period amounted to $0.04, matching a loss of $0.04 per share for the three months ended November 30, 2020.

During the three months ended November 30, 2021 $5.8 million of principal was repaid against the senior secured Sprott Facility, bringing the nominal principal balance due at November 30, 2021 down to $3.6 million.  After period end the Company made a further principal repayment of $0.6 million, bringing the nominal principal balance down to $3.0 million as of December 31, 2021.

Amounts receivable (including ATM Offering proceeds receivable) at November 30, 2021 totalled $0.69 million (August 31, 2021 - $0.48 million) while accounts payable and accrued liabilities amounted to $1.25 million (August 31, 2021 - $2.46 million).  Amounts receivable were comprised mainly of value added taxes repayable to the Company in South Africa. Accounts payable consisted primarily of Waterberg engineering fees, geotechnical drilling costs, accrued professional fees and regular trade payables.

Total expenditures on the Waterberg Project, before partner reimbursements, for the three month period were approximately $1.3 million (November 30, 2020 - $0.54 million).

At November 30, 2021, $41.4 million in accumulated net costs had been capitalized to the Waterberg Project (November 30, 2020 - $38.4 million).  Total expenditures on the property since inception from all investor sources to November 30, 2021 are approximately $79.4 million.

For more information on mineral properties, see Note 3 of the Financial Statements.

Outlook

The Company's key business objective is to advance the Waterberg Project to a development and construction decision.  PTM is the operator of the Waterberg Project as directed by a technical committee comprised of representatives from joint venture partners Impala Platinum Holdings Ltd. ("Implats"), Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo"), Japan Oil, Gas and Metals National Corporation ("JOGMEC") and Hanwa Co. Ltd. ("Hanwa").  Before a construction decision can be undertaken arrangements will be required for project concentrate offtake or processing.  A Waterberg JV Co. budget for fiscal 2022 is in development and discussion with the partners to the joint venture.  The Company continues to work closely with regional and local communities and their leadership on how the mine can be developed to provide optimal outcomes and best value to all stakeholders.  The Company is working to advance project permitting, engineering, infrastructure servitudes, surface access and community relationships.

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The Company is assessing commercial alternatives for mine development, financing and concentrate offtake.  Studies to assess the economic feasibility of establishing a dedicated Waterberg matte furnace to process Waterberg concentrate as an alternative to a traditional concentrate offtake arrangement are underway.  Implats currently holds a right of first refusal to match concentrate offtake terms offered to Waterberg JV Co. by a bona fide third party (the "Offtake ROFR").  Processing of Waterberg concentrate through a matte furnace owned by Waterberg JV Co. or by one or more of the Waterberg JV partners would not be subject to the Offtake ROFR as such an entity would not be a "bona fide third party".  Any transaction between Waterberg JV Co. and any one or more shareholders must be entered into on a bona fide arms-length basis and for fair value.  Under the terms of the shareholders agreement governing Waterberg JV Co., Hanwa holds the exclusive right to purchase or direct the sale of all or part of the Waterberg Project concentrate or metal contained therein.  Hanwa may therefore direct the processing and marketing of Waterberg Project concentrate or contained metal at market prices, once again without being subject to the Offtake ROFR.

The market for PGEs, palladium and rhodium in particular, has improved since 2019, resulting in generally higher 4E metal basket prices in 2020 and 2021.  In 2021, the impact of a global shortage of semi-conductors resulted in reduced global automotive production. The concurrent reduction in demand for PGEs led to prices for each of the PGEs to fall from their mid-year highs.  Effects of the semi-conductor shortage are expected to ease in 2022 or into 2023.  Industry analysts estimate a return to strength in the market for platinum, palladium and rhodium based on projections for a recovery in car sales and the longer term potential for the emergence of hydrogen-based technologies utilizing PGEs.  The projected market penetration of battery electric vehicles in the future is expected to soften the market for palladium in the longer term as demand for internal combustion engines with catalytic converters is potentially reduced.  Other metals to be produced at Waterberg, being platinum, rhodium, gold, copper and nickel, are expected to see strong demand and prices in the longer term.

The Company's battery technology initiative through Lion with Anglo represents a new opportunity in the high-profile lithium battery research and innovation field.  The investment in Lion creates a potential vertical integration with a broader industrial market development strategy to bring new technologies to market which use palladium and platinum.  Research and development efforts by FIU on behalf of Lion continue.  The U.S. Patent and Trademark Office has issued three patents to FIU to date.  Several more patent applications are in process.  Technical results from Lion's research may have application to most lithium-ion battery chemistries and the scope of Lion's research work is being expanded.

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Environmental, Social and Governance

Platinum Group recently submitted its inaugural Environmental, Social and Governance ("ESG") disclosure submission with Digbee Ltd. ("Digbee"), a United Kingdom based company with a new mining-focused expert network and ESG disclosure platform aimed at providing improved disclosure and better access to capital markets for mining companies involved with strong ESG practices.  Digbee has been endorsed by leading financial firms who support the Digbee ESG initiative such as Blackrock, BMO, and Dundee Corporation.  Digbee's reporting framework is aligned with global standards, including the Equator Principles, which provide a framework for financial institutions to assess environmental and social risks in projects.  For more details refer to the Company's 2021 Form 20-F and AIF.

As well as the discussions within this news release, the reader is encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the Company's 2021 Form 20-F and AIF.

Qualified Person

Rob van Egmond, P.Geo., a consultant geologist to the Company and a former employee, is an independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").  Mr. van Egmond has reviewed, validated and approved the scientific and technical information contained in this news release and has previously visited the Waterberg Project site.

About Platinum Group Metals Ltd. and the Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with Implats, Mnombo, JOGMEC and Hanwa.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

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Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The recent COVID-19 pandemic and related measures taken by government create uncertainty and have had, and may continue to have, an adverse impact on aspects of the Company's business, including employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, the Company's ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of capital and insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company.  Since October 1, 2021, South Africa was moved to a reduced alert level 1, its lowest level of alert.  The Omicron variant is currently the dominant strain in the country.  In response to uncertainty caused by the COVID-19 pandemic, the Company has implemented additional testing and monitoring protocols for its work at the Waterberg Project site and elsewhere in South Africa.

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "may", "plans", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the application for an order of the High Court and appeal of the mining right, the applicable procedures, timeline and potential results thereof, the success of the Company's rebuttals to the appeals, the plan for and development of the Waterberg Project and the potential benefits and results thereof, financing and mine development of the Waterberg Project including the expectation of no major problem areas following the geotechnical drilling campaign at the Waterberg Project, potential commercial alternatives for mine development financing and concentrate offtake, financing and mine development of the Waterberg Project, the size and cost of the Waterberg Project, Implat's decision to exercise its right of first refusal with respect to concentrate offtake, the economic feasibility of establishing a dedicated Waterberg matte furnace, the appeals of the Waterberg Mining Right, work with local communities, support from host communities and resolution of concerns through a mediation process, the outcome of the MEC investigation, the availability of construction financing on terms acceptable to the Company, the development of new battery technologies and the potential benefits of utilizing palladium and platinum therein, the commercialization thereof, potential vertical integration with a broader industrial market development strategy, the success of Lion's application for patent rights with respect to the use of platinum group metals in lithium batteries, providing shareholder value, and Lion's development of next generation battery technology, a return to strength in the market for PGMs, the success of Lion's and FIU's research and development efforts, the expansion of Lion's research work into additional battery chemistries, the Company's ability to better access capital markets due to its ESG practices, the outcome of the Company's pre-construction work programmes at the Waterberg Project, the ability of the Company to obtain all required permitting, surface access, and infrastructure servitudes, the availability of semi-conductors in 2022 and 2023, the estimated strength of the market for platinum, palladium and rhodium, the recovery of the car sales market, the emergence of hydrogen-based energy technology utilizing PGEs, the effect of battery electric vehicles on the market for palladium, the market demand for platinum, rhodium, gold, copper and nickel, the use of PGEs in solutions to climate change, and the Company's other future plans and expectations. Although the Company believes any forward-looking statements in this news release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including possible adverse impacts due the global outbreak of COVID-19 (as described above), the Company's inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; additional financing requirements; the $20 million senior secured facility with the Sprott Private Resource Lending II (Collector), LP ("Sprott") entered into August 15, 2019 (the "2019 Sprott Facility" of which $3.0 million in principal is outstanding at December 31, 2021) is, and any new indebtedness may be, secured and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Co. to Sprott, under the 2019 Sprott Facility, which potentially could result in the loss of the Company's interest in PTM RSA and the Waterberg Project in the event of a default under the 2019 Sprott Facility or any new secured indebtedness; the Company's history of losses and negative cash flow; the Company's ability to continue as a going concern; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company  or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 20-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.

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The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the SEC. Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.